Filed by Andeavor
(Commission File No. 001-03473)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
Western Refining Logistics, LP
(Commission File No. 001-36114)

The following are excerpts of remarks relating to the proposed merger between Western Refining Logistics, LP and Andeavor Logistics LP presented during a conference call held by Andeavor Logistics LP (“ALLP”) on August 9, 2017. Excerpts from the question-and-answer portion of the conference call are also included beneath the remarks.

Remarks from second quarter 2017 ALLP earnings conference call on August 9, 2017:

Gregory Goff - ALLP - Chairman and Chief Executive Officer

During the quarter, the Andeavor board authorized its management to work with the board and management of Andeavor Logistics to consider and begin to negotiate a merger of Andeavor Logistics and Western Logistics and changes to the capital structure of Andeavor Logistics with respect to the incentive distribution rights.

After evaluating many options related to the incentive distribution rights, both Andeavor and Andeavor Logistics preferred approach is to pursue a buy-in transaction in exchange for common units. The transactions require approval of the board of directors of all 3 companies as well as the conflicts committees of both MLPs.

We believe we will be able to complete negotiations and announce the transaction during this quarter. We view these transactions as incredibly important to enable Andeavor Logistics continued growth plans and further strengthen Andeavor Logistics as a premier customer focused, logistics company with an enhanced capital structure to better support long-term sustainable growth. With more stable market conditions and the possibilities to improve Andeavor Logistics competitive position, we're excited about our future and ability to grow value for our unitholders.

[….]

Steven M. Sterin - ALLP - President and Chief Financial Officer

As Greg mentioned, we've made considerable progress on the potential merger between Andeavor Logistics and WNRL, and an IDR buy-in with Andeavor. Our objective is to have one MLP, best positioned to efficiently and sustainably grow the business over the long term. We see tremendous growth opportunity across the business and in particular, organic growth and targeted acquisitions in Permian basin.

In addition, Andeavor's continued growth provides additional opportunities for the acquisition of Terminalling and Transportation assets. In order to capture the significant value from this growth, the potential merger and IDR restructuring will enable maximum value accretion and unitholders returns.

Our financial discipline and principles remain unchanged and helped guide us as we evaluated options for the merger and the IDR buy-in. These principles include the following: First, achieve an attractive cost of capital by removing the IDR burden and merge the MLPs to achieve near-term cash flow accretion, which will allow ANDX to aggressively grow the business; Second, immediately increase and sustain a coverage ratio of around 1.1x; Third, maintain debt-to-EBITDA below 4x and achieve an investment-grade rating in the near term; Fourth, sustain an attractive and competitive long-term distribution growth rate; and finally, significantly reduce new public equity issuances needed to achieve growth, resulting in more value creation and less dilution for unitholders.

[….]

As for drop-downs this year, we expect the opportunity to acquire assets offered by Andeavor in the fourth quarter of 2017, which could add an additional $30 million to $40 million of annual net earnings and $45 million to $55 million of annual EBITDA. Given the timing for this expected drop down is now later in the year than originally planned, due to the merger and IDR buy-in, we expect post drop, we will achieve a run rate of $525 million of annual net earnings and $1 billion of annual EBITDA for 2017 versus our prior guidance of actual in-year earnings of these amounts in 2017.

Q&A from conference call on August 9, 2017:
Teresa Chen - Barclays

I wanted to follow-up on the comments related to the quantitative and qualitative financial targets for ANDX and what that really means for the growth strategy going forward. So in the context of maintaining coverage of 1.1x, 4x leverage or less, achieving investment-grade status and reducing public equity issuance needs, is your intention to grow primarily through organic projects going forward and possibly supplemented by acquisitions and fund that growth internally with the pertained cash flows and debt?

And secondly, given that this is the kind of entity you envision Andeavor Logistics to be, post all the transactions, what kind of long-term growth rate do you think this strategy and capital structure can generate?

Gregory Goff - ALLP - Chairman and Chief Executive Officer

Thanks, Theresa, excellent series of questions and some of those, we can answer now and some of them will get answered when we complete our transaction. But the way you characterize our financial targets as allowing us to have flexibility to invest in the business by maintaining a strong coverage of around 1.1x, achieving the investment grade which will significantly lower our cost of debt. And as you said -- as we think about and is consistent with how we run the business since the IPO. Our primary focus because it's most accretive, and most valuable to investors is organic growth. And so that capital structure is really built around allowing us to go after the organic growth that we see, principally in the Permian, where we have a number of projects in each of our basins.

Second to that, I would say is targeted and highly accretive acquisitions. Principally, likely smaller than some of the large transactions that you have seen out there. We've been very disciplined as we've watched those come through. We do think that there are potential acquisitions, particularly in the Permian that are at attractive multiples, that with this capital structure, we would be very accretive to investors.

And then finally, we do have a very strong and growing portfolio of drop-down opportunities that are available. And so, we think about it in that order. And certainly, with the elimination of the IDR burden, it allows for a significant amount of additional accretion from each one of those, but I'd still say, we think about the opportunities in that sequence.

Teresa Chen - Barclays

Got it. And related to the IDR buy-in, just in terms of the steps of getting there, the sequencing and economics of the transaction clearly matters. As in if you roll up the remaining units of WNRL first, that would create a larger IDR cash flow resulting in more IDRs to buy-in versus taking out the IDRs first. But I understand that the quantity of the IDR cash flow is just 1 variable in the equation and if you change the valuation of them, this transaction could very well be the same from one scenario to another. Can you just help us -- how do we think about this?

Steven M. Sterin - ALLP - President and Chief Financial Officer

So we mentioned earlier on the Andeavor call that ideally, you would like to complete the merger and all the other financial restructurings at the same time. And although, orders are important, what's most important is the outcome. And as you said, you can approach it in different ways, but at the end of the day, what we're trying to achieve are the financial principles that I outlined. And so that's really what's guiding us. And so regardless of order, that's how we think about it, is achieving that outcome.

Teresa Chen - Barclays

Got it. And lastly, just in light of your comments about improvement in drilling activity and such -- in North Dakota and -- but taking into account Whiting's recent news of reducing their CapEx and the slight downward revision in 2017. Can you just talk about the outlook for this business beyond this year? How do you see volumes and such trending for 2018?

Steven M. Sterin - ALLP - President and Chief Financial Officer

Yes. We'll certainly -- as we always do, towards the end of the year at Investor Day, because we're in our planning process now, share a lot more with you on that. In addition, upon successful completion of the merger, we'd be able to talk a lot more as well about potential opportunities in the Permian. But maybe, I'll highlight a couple of things. First, in the short-term as you mentioned, we do see rig counts improving even in spite of what Whiting had announced. The capital expenditures that they announced could have some modest impact to projects that would have essentially been in 2018. But as we look across the entire portfolio of opportunities that we see, we don't see that having a material impact this year. And next year, we think that the growth portfolio that we have is quite substantial and we'll be able to grow through that.

[….]

Justin S. Jenkins - Raymond James

Perfect, that's helpful. And then I guess maybe following up with a couple of procedural questions, related to what Theresa asked. With the proposed merger here between the two MLPs, does that require a unitholder vote at WNRL?

Gregory Goff - ALLP - Chairman and Chief Executive Officer

Yes, it does.

Justin S. Jenkins - Raymond James

And then the IDR buy-in would not though, is that right?

Gregory Goff - ALLP - Chairman and Chief Executive Officer

That’s correct.

[….]

Corey Benjamin Goldman - Jefferies

Got you, okay. And can you comment now the 2018 EBITDA expectation, financial expectations have changed at all on the North Dakota acquisition?

Steven M. Sterin - ALLP - President and Chief Financial Officer

We haven't updated anything for 2018 at this time. I think it's something as I mentioned earlier that would best be done after we complete the financial and merger transactions in the third quarter upon approval, then we'll give you a full outlook for 2018. That takes in account the full portfolio of opportunities, which would include obviously potential Permian growth, what's going on with our Los Angeles refinery project and drop downs, so we'll do that all one time.

[….]

Brian Joshua Zarahn - Mizuho

Good to hear the formal announcement of the GP buy-in and just a follow up question on the how you're looking at it. Will the IDR base include or exclude the current $50 million annual reduction?

Steven M. Sterin - ALLP - President and Chief Financial Officer

So we can't comment at that level of specific detail. And so -- what I will highlight again is the outcomes and if you kind of put all those into consideration, it gives you a bit of sense of what we're trying to do. And in particular, as I mentioned earlier, we want to make this transaction as accretive as fast as possible to our unitholders. And so we'll look at all the different options that are available to do that with those outcomes in mind.

Brian Joshua Zarahn - Mizuho

Understanding those goals and the constraints given the negotiations, but I guess maybe from a high-level, given the weakness in the MLP capital markets and where the unit price is and how does that potentially impact the buy-in?

Steven M. Sterin - ALLP - President and Chief Financial Officer

I really don't think it does. It's -- because the basis of our approach is to achieve the objectives I laid out. The math kind of works mechanically. And as we've stated, we believe because of the IDR burden, that we believe -- and we believe our cost of capital is higher right now than our yields and -- than what we would expect overtime, if we were to eliminate that. And so, ultimately, that's what we're trying to deliver is a sustainable capital structure and unlocking the value that we think is not there in the units today. And so, we think about it more as trying to unlock the value and deliver it versus there being any constraints on our ability to do the transactions, given the current price level of the units.

Brian Joshua Zarahn - Mizuho

And then, given the Western merger will be taking place this year. Curious why a drop-down is anticipated as the merger will be significantly larger than the anticipated drop-down?

Steven M. Sterin - ALLP - President and Chief Financial Officer

What -- we had committed to doing the drop-down this year. And as we look at the drop-down portfolio, we look at what it does in terms of accretion. Waiting till after we complete the transactions is more accretive to our unitholders. So -- and it's also difficult to try to do something like that in the midst of the transaction. And so our aim is 2 separate decisions, but the timing is impacted and so we're committed to pursuing that drop-down, even though we're doing large transactions as well.

Brian Joshua Zarahn - Mizuho

Okay. Then lastly, any update on your drop-down EBITDA inventory, including the midstream assets that you acquired from Western at the parent level?

Steven M. Sterin - ALLP - President and Chief Financial Officer

Yes. Last quarter, we talked about it being north of $500 million to $550 million. And Western had talked about -- you got to remember they included their wholesale business as well. But if you just look at traditional logistics assets, it would take that number up a bit higher. And that's something that we'll provide more of an update on too as we get closer to completing the transactions. And also keep in mind that in addition to drop-down portfolio, there's a number of projects that aren't in that number that are going to be TLLP projects, I mean, I'm sorry ANDX projects that are being funded turnkey at Andeavor. The Los Angeles Refinery Interconnect is one example, and then pending what happens with the potential merger we have a new gathering system in the Permian, that's being funded at the parent company level. That could -- that would be potentially another source of growth for the combined MLP.

[….]

Ryan Michael Levine - Citi

Okay. And then regarding your thinking, is the expectation that you'll be able to communicate a long-term distribution growth rate? Or is the thought to achieve to be able to communicate as projects are developed and growth is -- becomes more visible?

Steven M. Sterin - ALLP - President and Chief Financial Officer

So I -- as I said one of the principles we have is that we do want to have an attractive and competitive long-term distribution growth rate. So that would typically be something we would talk about whenever you're doing any type of restructuring, just given how important that is. But -- and the reason why we feel confident in being able to do that is because we feel very confident in the amount of growth potential that we see for the business, particularly if the merger is successful and we're able to execute on the projects we're already aware of and working as well as the significant backlog of potential projects in the Permian and other areas. So -- no, we wouldn't hold back on kind of that view because we feel confident in the growth. But can't share more than that at this time.

[….]

Sunil Sibal - Seaport Global Securities

Okay, got it. And then the last question for me in terms of you, I think, you previously also talked about looking at opportunities in Permian. I was wondering you know if you could kind of talk a little bit about what kind of assets would be really kind of more attractive to you guys whether the gas or crude or water space?

Steven M. Sterin - ALLP - President and Chief Financial Officer

So I'll talk it at a very high level, because I think it's important that we compete the merger process, because many of the key assets that we can build off of exist in the form of Western portfolio and some within the WNRL portfolio. So that's why we believe a combination allows the strength of our balance sheet and the assets that exist in WNRL and the former Western, our parent company, now Andeavor is where we think we're well-positioned. And in general, more in the Delaware basin than in Midland, just given the infrastructure that exists around that. And we're always focused first on crude, but we do want to be a full-service provider, and in Delaware, there's a plenty of gas there as well. So we'll look at the full suite of opportunities, and we have quite a backlog of opportunities that over time as we get through the proposed merger, we can come back and share more information with you.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed acquisition by Andeavor Logistics LP (“ANDX”) of Western Refining Logistics, LP (“WNRL”), synergies and the shareholder value to result from the combined company, and the proposed buy-in of ANDX’s incentive distribution rights by Andeavor (“ANDV”) in exchange for common units of ANDX. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the negotiation and execution, and the terms and conditions, of definitive agreements relating to the proposed transactions and the ability of ANDX, WNRL and/or ANDV, as applicable, to enter into or consummate such agreements, the risk that the proposed transactions do not occur, expected timing and likelihood of completion of the proposed transactions, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transactions, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could cause the parties to abandon the transactions, risks related to disruption of management time from ongoing business operations due to the proposed transactions, the risk that any announcements relating to the proposed transactions could have adverse effects on the market price of ANDX’s common units, WNRL’s common units or ANDV’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of ANDX, WNRL and ANDV to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend ANDX may pay, and other factors. All such factors are difficult to predict and are beyond ANDX’s or ANDV’s control, including those detailed in ANDX’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on ANDX’s website at http://andeavorlogistics.com/ and on the SEC’s website at http://www.sec.gov, those detailed in WNRL’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on WNRL’s website at http://www.wnrl.com and on the SEC website at http://www.sec.gov, and those detailed in ANDV’s website at http://www.andeavor.com and on the SEC website at http://www.sec.gov. ANDX’s, WNRL’s and ANDV’s forward-looking statements are based on assumptions that ANDX, WNRL and ANDV believe to be reasonable but that may not prove to be accurate. ANDX, WNRL and ANDV undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation:

This communication relates to a proposed business combination between WNRL and ANDX and a proposed transaction between ANDX and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:

In the event that the parties enter into definitive agreements with respect to the proposed transactions, ANDX and WNRL intend to file a registration statement on Form S-4, containing a consent statement/prospectus (the “S-4”) with the SEC. This communication is not a substitute for the registration statement, definitive consent statement/prospectus or any other documents that ANDX, WNRL or ANDV may file with the SEC or send to unitholders in connection with the proposed transaction. UNITHOLDERS OF ANDX AND WNRL AND SHAREHOLDERS OF ANDV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE CONSENT STATEMENT/PROSPECTUS INCLUDED THEREIN

IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, investors and security holders will be able to obtain copies of these documents, including the consent statement/prospectus, and any other documents that may be filed with the SEC in the event that the parties enter into a definitive agreements with respect to the proposed transactions free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ANDX will be made available free of charge on ANDX’s website at http://andeavorlogistics.com/ or by contacting ANDX’s Investor Relations Department by phone at (210) 626-7202. Copies of documents filed with the SEC by WNRL will be made available free of charge on WNRL’s website at http://www.wnrl.com or by contacting WNRL’s Investor Relations Department by phone at (210) 626-7202. Copies of documents filed with the SEC by ANDV will be made available free of charge on ANDV’s website at http://www.andeavor.com or by contacting ANDV’s Investor Relations Department by phone at (210) 626-7202.